Mail Stop 0309

									October 21, 2004

Barry A. Posner, Esq.
MIM Corporation
100 Clearbrook Road
Elmsford, New York  10523


Re:  	MIM Corporation
Form S-4 Registration Statement
	File No. 333-119098


Dear Mr. Posner:

We have conducted a limited review of your filing and have the following legal comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1. It appears that you may intend to use this prospectus for the reoffering to the public of securities by persons receiving stock in the merger. Please refer to General Rule A. 1 to the Form S-4 and advise. If so, please provide the information specified in Item 7 of the Form S-4.

2. We do not think you have provided an adequate description of how the company will be managed, and by whom, subsequent to the merger. Also, investors need appropriate information about the ownership of the company after the merger. Please provide the information specified in Item 403 of Regulation S-K for the combined company.

3. Please revise your document to include the information regarding management specified in Item 18(a)(5) and (7) of the Form S-4 for the combined company subsequent to the merger. Also include the appropriate consents as specified in Rule 436 of Regulation C.

4. It is unclear whether any members of MIM`s management have provisions in their employment agreements that could be triggered as a result of the merger transaction. Please advise or revise as appropriate.

5. At various places in the document you indicate that you expect to achieve cost savings and operating synergies as a result of the merger. However, you have not adequately discussed the steps you will take to achieve these anticipated results. For example, do you anticipate terminating employees and/or closing facilities? Please revise the document accordingly.

Prospectus Cover Page

6. Currently your cover page is dense and difficult to read. This is due, in part, to the inclusion of excess information about the proposed transaction and an emphasis on the mechanics of the transaction rather than the interests of the investors. It is also presented in a typeface size too small to be easily read. Please limit the cover page to the information specified in Item 501 of Regulation S-K and such other minimal, additional information as is necessary for an investor to make an informed decision. We note that a good deal of the information is repeated in the Q & A section and the Summary. Since information should only be provided once in the forepart of the document, you need to choose which part of the forepart of the document is the most appropriate place to present the information. For example, the information in the second paragraph about the meetings could be deleted since the notices of the meetings immediately following this page contain the same information. You could delete the third paragraph because the information in it repeats information already provided in the first paragraph and again in the fifth paragraph.

7. Please revise the cross reference to the risk factor section to make it more prominent and to delete the parenthetical phrase. If the information in parenthesis is material, present it in its own
sentence.   Also, we do not understand why the third paragraph is
presented in bold face type. Is this information more important than the remainder of the information on the page?

8. Once you have deleted all of the repetitive and unnecessary information, you should increase the size of the typeface so that it is at least as large and legible as 10-point modern type. Please refer to Rule 420 of Regulation C.

Questions and Answers - page 2

9. If you retain this section, the Q and A`s should be limited to procedural matters and should not include any matters related to the substance of the transaction. In addition, it should not include information that is presented elsewhere in the forefront of the document. Currently, most of the Q and A`s involve substantive matters and/or repeat information also provided on the cover page, in the notices of the meetings and in the Summary. We think that in most cases, the repetitive information is more appropriately disclosed in the Summary. Please revise the entire section accordingly.

Summary - page 8

10. Item 503(a) of Regulation S-K indicates that the summary should be a brief overview of the key aspects of the offering. However, your summary currently is 13 pages long. Some of the information is repetitive. For example, the information about the special meetings found on pages 8-10 has already been discussed on the cover page, the notices of the special meetings and the Q & A section. It will also be discussed again in the body of the prospectus. Please revise the summary to delete all redundant information so that information is provided just once in the forefront of the document.

11. It is not clear from the summary what information you intend to highlight for shareholders. In part, this is due to a lack of a clear organizational framework for the disclosure. The summary should present information in order of importance to your shareholders. Please rewrite the summary from their perspective. We think the shareholders of both companies will find the disclosure most helpful if you follow the d3escription of the companies with an explanation of how the merger will affect their investment. This includes a discussion of the exchange ratio, appraisal rights and material federal income tax consequences and the percentage of MIM to be owned by the current MIM shareholders and the Chronimed shareholders, assuming the transaction is approved. Also, if the outcome of either vote is assured, this should be clearly stated.

12. Please delete the discussion of the "Form of the Merger" from page 10. While this information is important to lawyers and the people writing this document, it is not likely to be important to stockholders and their investment decision, and should not be included here.

13. We do not understand why you have bolded language in the last paragraph on page 12 and the first paragraph of page 13. Is the bolded information more important than the other information on these pages? Please revise to delete it.

Comparative Per Share Information (Unaudited) - page 16

14. Here and elsewhere in the document you have presented information, such as footnotes and financial information, in a type size smaller than the remainder of the narrative. Please revise the entire document so that the same type size is used throughout.

Risk Factors - page 22

15. Currently your introductory paragraph is unnecessarily legalistic and wordy. For example, the first sentence contains 95 words and repeats the subjects being voted on. Please revise it in plain
English and eliminate the unnecessary repetition.

If the merger is completed, the combined company may be unable... - page 23

16. As currently written, this risk factor is too generic to be meaningful to your investors. Please revise it to include an adequate factual context for evaluating the risk, quantifying the disclosure to the extent practicable. For example, what cost savings are you anticipating? What physical consolidations are you contemplating? What sorts of unknown liabilities and unknown costs are you referring to? Please revise the risk factor accordingly.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of MIM and Chronimed... - page 24

17. Since the merger has been pending since August 9th, we anticipate that you will revise this risk factor to discuss any adverse consequences that either company has actually experienced to date.

The commencement of the legal proceeding against Chronimed and its board of directors... - page 24

18. Both the subheading and the body of the risk factor assume that shareholders know facts about this litigation that you have not yet discussed in the document. For example, what legal proceedings are you referring to? What do they relate to and why have they been filed? What is the timeframe for resolution of the proceedings?
How, specifically, will the proceedings cause disruptions in the businesses of both Chronimed and MIM? Please revise both the risk factor and its subheading to describe a specific risk and specific adverse consequences to each company. The revised risk factor should also contain an adequate factual context for evaluating the risk.

The price of the combined company`s common stock may decline as a result of the disposition of a substantial number of shares of stock after completion of the merger. - page 25

19. As currently written, the disclosure does not provide an adequate factual context for evaluating the risk. While the first sentence refers to sales by MIM`s management, none of the disclosure discusses the extent of management`s ownership. In addition, the information about Chronimed management`s ownership is too complicated. What matters to investors is the aggregate amount of shares to be owned by Chronimed`s management after the merger, not whether they are owned as the result of accelerated vesting of options. Please revise the disclosure to simply disclose the aggregate numbers of shares to be owned by management subsequent to the merger and delete the references to the accelerated vesting of options.

Obtaining regulatory approvals may delay or prevent completion of the merger... - page 25

20. Please provide factual support for the claims you make in this risk factor. For example, do you have some reason to anticipate that these approvals could be delayed beyond the date the shareholders approve the transaction? Do you have a reason to believe
restrictions might be imposed by federal or state authorities?   If
so, explain why. Also disclose the date the waiting periods will expire under the relevant regulations. At present, this "risk factor" appears to be nothing more than speculation about possibilities, rather than a discussion of a specific risk and its specific potential adverse consequences. Please revise it to identify a specific risk. If you cannot do this, please delete this risk factor.

Loss of key management as a result of the merger could adversely affect the combined company`s business. - page 27

21. Currently, this risk factor and its subheading are so vague and generic that they could apply to any company in any industry. Please revise them to be specific to your company and your situation. For example, who are your "key managers" and what role do they play in your company? Do you have reason to believe any of them will leave? How would you replace them? What specific adverse consequences would you experience if each of them left?

Cautionary Statement Regarding Forward-Looking Statements - page 28

22. Currently, the disclosure in this section is excessively legalistic and wordy. Please revise it in plain English. Also, readers are not likely to know what you mean when you say that statements are "within the meaning of the ... Act." If you retain the references to the Private Securities Litigation Reform Act, please include a plain English explanation of what the Act provides for. Provide similar disclosure for the term "safe harbor."

The Merger - page 29

23. The second sentence of the introductory paragraph is inappropriate and should be deleted. The discussion in this section should discuss all material provisions in the merger agreement and the financial advisors. However, we will not object if you simply urge investors to read the referenced documents.

MIM Reasons for the Merger - page 39

24. In the fourth bullet on page 41 you refer to "certain investigations involving Chronimed." Please be more explicit. In addition, we note that there is no risk factor or any other disclosure in this document regarding an investigation of Chronimed. Please explain why such disclosure is not provided.

Opinion of Financial Advisor to MIM Board of Directors - page 41

25. Please provide us with copies of any analyses, presentations or similar materials prepared for or by the financial advisor in connection with rendering the fairness opinion.

26. Please revise the tables in the discussion to also show the individual results for the companies used in each comparison.

27. Please revise the "Comparable Company Analysis" to describe how the advisor chose the companies and/or transactions used in the comparisons and explain why, "given the inherent differences between the business, operations and prospects of MIM and Chronimed and the business, operations and prospects of the companies included in the comparable company analysis" that the results are meaningful in evaluating this transaction. We note that the disclosure refers to "qualitative judgments" concerning differences between the companies, but does not describe what those judgments were. We also note that you have not included the relevant calculations for MIM and Chronimed in the table on page 45. Please revise the disclosure accordingly.

28. For each analysis conducted, please clearly disclose the calculations for each of MIM and Chronimed and compare them to the calculations you made for the comparison companies and transactions.

29. Please make similar revisions to the discussion of "Comparable Transaction Analysis" on page 46.

30. Please clearly indicate whether each analysis conducted by the financial advisor contributed to its conclusion that the consideration was fair.

Chronimed Reasons for the Merger - page 48

31. Please replace the acronyms used in the discussion with the terms for which the acronyms stand. See, for example, "PBM," "IVIG," and "CMS" on page 48.

32. Please revise the discussion of negative factors on page 50 to identify "the other negative factors" referenced in the second paragraph of page 50. Also indicate that you have disclosed all material negative factors considered.

Recommendation of the Chronimed Board of Directors - page 51

33. Please revise the second paragraph under this heading to delete the word "may" from the second sentence.

Opinion of Financial Advisor to the Chronimed Board of Directors - page 51

34. Please provide us with copies of any analyses, presentations or similar materials prepared for or by the financial advisor in connection with rendering the fairness opinion.

35. Please eliminate the bold face type in the last two paragraphs on page 51, or in the alternative, explain why the bold faced information is more important than the remainder of the information on the page.

36. Please revise the next to last paragraph on page 51 to eliminate the word "should" from the second sentence. While you may urge investors to read it, it is inappropriate to say that they "should." In addition, you are required to include and investors are entitled to rely on the summary information included in this section of the document. It is inappropriate to say that the summary "is qualified in its entirety by reference to the full text of the opinion." Please delete the third sentence from the same paragraph.

37. The last sentence on page 51 states that "In furnishing its opinion, Banc of America Securities did not admit that it is an expert within the meaning of the term "expert"..." This statement is inappropriate and should also be deleted.

38. For each analysis conducted by the financial advisor, indicate whether the results contributed to its conclusion that the consideration was fair.

39. In the bullets on page 52, there are numerous references in which the word "certain" appears as an adjective. See, for example, "certain publicly available financial statements" and "certain financial forecasts" in the first and third bullets. The use of the word "certain" in these contexts raises more questions than it answers. If the identity of the forecasts or financial statements is material to the discussion, identify them. If not, delete the word "certain."

40. In the last paragraph on page 53 you refer to "customary investment banking practice" and "generally accepted valuation methods." This is industry jargon and your investors are not likely to know what you are referring to. If you retain this language, please explain, in context, what each of these terms mean.

41. Please revise each table in the discussion to also show the individual calculations for each company used in the comparison.

42. Please expand the discussion of the financial advisor`s
"Comparable Company Analysis" on page 54 to include the appropriate calculations for MIM and Chronimed.

43. Please explain the basis on which the financial advisor determined that the four companies used in the comparison are comparable to MIM and/or Chronimed.

44. Please refer to the analysis discussed in the last paragraph on page 54 and the first table on page 55. Please include appropriate calculations for MIM and Chronimed and explain why the named companies are comparable and why "every company" wasn`t included in the comparison. Also, we do not understand your references, in several places in this section, to "the factors considered above." What factors are you referring to?

45. Name the companies used in the "Comparable Transactions Analysis" and provide the appropriate calculations for each, along with the calculations for MIM and Chronimed.

46. Please refer to the "Accretion/Dilution Analysis" discussed on page 57. Please revise to explain what the term "base synergies projections" refers to.

Certain Litigation - page 63

47. Please revise the discussion of litigation to include all of the information specified in Item 103 of Regulation S-K, including the names of the parties. Also update the status of the litigation to the most recent date.

48. Please provide us with copies of all of the pleadings and any orders filed or issued to date in the litigation.

Material U.S. Federal Income Tax Consequences - page 65

49. In the first paragraph on page 65 you indicate that the discussion applies only to those holders of Chronimed stock that hold them as capital assets "within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended." If you retain this disclosure, you will need to explain, in plain English, exactly what this statement means. Please revise the disclosure accordingly.

50. You state, on page 65, that stockholders "should" consult their tax advisors. This is inappropriate. While you may "urge" them to consult with their advisors, they are entitled to rely on the information provided here. Please revise the disclosure accordingly.

51. We note that the tax opinions have not yet been filed. Please be aware that the tax opinions must be included in the registration statement at the time it is declared effective. We urge you to file the opinions as soon as possible to ensure that the staff has sufficient time to review them prior to your desired effectiveness date.

52. Please clearly indicate the identity of the party or parties giving the opinion summarized or included in the registration statement as well as the appropriate consents required of these parties.

53. Please refer to the section called "Tax Consequences of the Merger Generally" on page 66. Your current disclosure assumes the outcome of the matter counsel needs to opine on. Revise the discussion to clearly indicate whether the combination will qualify as a reorganization.

54. In this section you refer to "customary assumptions."
Stockholders are not likely to know what they are. If you retain the disclosure you will need to explain, in plain English, what they are.

Appendix B - Lehman Brothers Opinion

55. Please revise to include a consent to the use of the financial advisor`s name and this opinion in the registration statement.

Appendix C - Banc of America Opinion

56. Please revise to include a consent to the use of the financial advisor`s name and this opinion in the registration statement.


*	*	*	*	*


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary Fraser at (202) 942-1864, John Krug at (202) 942-2979 or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	E. William Bates, Esq.
	King & Spaulding LLP
	1185 Avenue of the Americas
	New York, New York  10036


Barry A. Posner, Esq.
MIM Corporation
October 21, 2004
Page 11